SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________________________

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

OR

[ ] TRANSACTION REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 333-48795

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

MARATHON ELECTRIC HOURLY 401(k) SAVINGS PLAN
100 EAST RANDOLPH STREET
WAUSAU, WISCONSIN 54401

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

REGAL-BELOIT CORPORATION
200 STATE STREET
BELOIT, WI 53511

REQUIRED INFORMATION

Marathon Electric Hourly 401(k) Savings Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 1999 and 2000, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the under-signed hereunto duly authorized.

MARATHON ELECTRIC HOURLY 401(k) SAVINGS PLAN

By: Marathon Electric Hourly 401(k) Savings Plan Administrative Committee and Plan Administrator

/S/ Henry W. Knueppel ___________________________	June 28, 2001
Henry W. Knueppel

/S/ David L. Eisenreich ___________________________	June 28, 2001
David L. Eisenreich

Appendix 1

Marathon Electric
Hourly 401(k) Savings Plan

Financial Statements as of December 31, 2000 and 1999
Together with Report of Independent Public Accountants

Marathon Electric
Hourly 401(k) Savings Plan

Financial Statements
December 31, 2000 and 1999

Table of Contents

Report of Independent Public Accountants

Financial Statements

Statements of Net Assets Available for Plan Benefits, as of December 31, 2000 and 1999

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2000 and 1999

 Notes to Financial Statements

Supplemental Schedule Supporting Financial Statements:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Report of Independent Public Accountants

To the Plan Administrator of the
Marathon Electric Hourly 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Marathon Electric Hourly 401(k) Savings Plan as of December 31, 2000 and 1999 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedule were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Marathon Electric Hourly 401(k) Savings Plan as of December 31, 2000 and 1999, and the changes in its net assets available for plan benefits, for the years then ended, on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ ARTHUR ANDERSEN LLP
__________________________
ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
May 4, 2001

Marathon Electric
Hourly 401(k) Savings Plan

Statements of Net Assets Available for Plan Benefits
As of December 31, 2000 and 1999

	2000	1999
Assets:
Investments, at Fair Value-

Marathon Electric Manufacturing      Corporation Master Trust Fund
	$10,621,865	$10,237,203

Net Assets Available for Plan Benefits	$10,621,865	$10,237,203

The accompanying notes to financial statements are an integral part of these statements.

Marathon Electric
Hourly 401(k) Savings Plan

Statements of Changes in Net Assets Available for Plan Benefits
For the Years Ended December 31, 2000 and 1999

	2000	1999
Net Investment (Loss) Income from Marathon Electric
Manufacturing Corporation Master Trust Fund	$(598,674)	$1,263,782

Contributions:
Employer	517,496	465,510
Participants	1,223,639	1,017,468
Total Contributions	1,741,135	1,482,978

Deductions:
Benefits Paid to Participants	712,924	659,618
Administrative Expenses and Other	5,485	23,982
Transfers to Other Company Plans	39,390	14,963

Total Deductions	757,799	698,563

Net Increase	384,662	2,048,197

Net Assets Available for Plan Benefits:
Beginning of Year	10,237,203	8,189,006
End of Year	$10,621,865	$10,237,203

The accompanying notes to financial statements are an integral part of these statements.

Marathon Electric
Marathon Electric Hourly 401(k) Savings Plan

Notes to Financial Statements
December 31, 2000 and 1999

(1) Description of Plan and Funding Policy-

The following description of the Marathon Electric Hourly 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General-

The Plan is a defined contribution plan covering all hourly employees and truck drivers of the Marathon Electric Manufacturing Corporation and its subsidiary, the Marathon Special Products Corporation (referred to collectively as the "Company").

On May 28, 1999, the hourly employees of the Lincoln Motors division ("Lincoln") of Marathon Electric Manufacturing Corporation were added to the Plan upon acquisition of the division. Prior employees' service with their previous employer counted towards eligibility to participate in the Plan, but not toward vesting. Impact on Plan financial statements was immaterial.

An employee becomes eligible to participate in the Plan on the first day of the month subsequent to the employee obtaining the age of 21 or completion of the qualifying period. The qualifying period is defined as the 12 month period commencing after the date of employment or subsequent to January 1, upon completion of at least 1,000 service hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Contributions-

Participants are allowed to contribute up to a maximum of $10,500 or such higher amount permitted by IRS Code Section 402(a) for employees represented by Local 1791, IBEW, and 15 percent of pretax annual income for employees represented by Teamsters Local 446, Local 1076, IBEW, and for employees at the Lincoln, West Plains, Lebanon and Brownsville facilities as defined by the Plan. The Company currently matches 50 percent of the portion of an employee's contribution up to five percent of pretax income for employees represented by Local 1791, IBEW; four percent for employees represented by Teamsters Local 446; three percent for employees at the West Plains, Lebanon and Lincoln facilities. The Company matches 30 percent of an employee's contribution equal to three and one-half percent of pretax income for employees represented by Local 1076, IBEW. The Company has the option to annually increase the matching contribution for these locations at its discretion. There is no Company matching contribution for Lima participants. Lima employees who are employed on January 1, and who complete their probationary period by that date, receive a Company contribution of $1,000 for one year's service and a prorated amount for less than one year of service.

Overall responsibility for administering the Plan rests with the Plan's administrative committee which is appointed by the Board of Directors of the Company. The Plan's trustee, Marshall & Ilsley Trust Company (the "Trustee"), is responsible for the management and control of the Plan's assets and has certain discretionary authority and control over such assets.

Vesting-

Participants are 100 percent vested in their contributions and the earnings on those contributions. Company contributions and the earnings thereon vest after the earlier of three years of Plan participation or five years of eligible service. One year of eligible service is defined as a year of employment with the Company. Partial years may be vested as defined in the Plan document.

Investment Options-

Participants may direct their contributions and any related earnings thereon into six investment options, in 10% increments. Participants may change their investment elections every thirty days. A description of each investment option is provided below:

Northern Capital Equity Fund-

The primary investment objective of this fund is growth of capital consistent with moderate level of risk. The fund invests in stocks and cash equivalents.

American Century Balanced Fund-

The primary investment objective of this fund is to provide growth opportunities and income. The fund invests in common stocks and fixed income securities.

M&I Stable Principal Fund-

This fund is designed to offer preservation of principal, price stability, and returns that are generally higher than money market rates. Investments in the fund are in contracts with insurance carriers and banks. The contracts are reported at contract value, which approximates fair value. A small part of the fund is also invested in a broadly diversified money market fund.

Fidelity Advisor Growth Fund-

The primary investment objective of this fund is to provide capital growth by investing primarily in common stocks. The fund typically will invest at least 65% of its total assets in securities of companies that have long-term growth potential.

Templeton Foreign Fund-

This fund seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States.

Regal-Beloit Company Stock Fund-

Amounts allocated to the Regal-Beloit Company Stock Fund are invested in the Regal-Beloit Corporation Master Trust, which invests solely in Regal-Beloit Corporation common stock. Investments in, sales of, and reinvestment in Company stock are made on the open market from the Company or its affiliates or in negotiated transactions with independent parties pursuant to the direction of the Plan administrator.

 Payment of Benefits-

On termination of service, the participant receives a lump-sum amount equal to the value of the participant's account.

Forfeitures-

Plan forfeitures arise as a result of participants who terminate service with the Company before becoming vested in the Company's contribution. The amount of forfeitures allocable to remaining participants at December 31, 2000 and 1999 were $1,379 and $8,465, respectively.

Plan Termination-

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.

 (2)  Summary of Accounting Policies- Basis of Accounting-

The accompanying financial statements are presented on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States. Contributions are recognized at the time such amounts are received rather than when contributed.

Payment of Benefits-

Benefit payments to participants are recorded upon distribution.

Administrative Expenses-

Substantially all administrative expenses are paid by the Plan. These expenses include investment management and trustee fees.

 (3) Investments- The Plan's investments are commingled with the assets of several other Company plans in the Marathon Electric Master Pension Trust (the "Master Trust"). Investments of the Master Trust are carried at current market value as determined by the Trustee through reference to published data. Fees and expenses relating to investment transactions of the Master Trust are allocated by the Trustee to the participating plans based on each plan's proportionate share of trust assets. Earnings and market adjustments relating to investment transactions are allocated by the Trustee to the participating plans based on each plan's specific share of Master Trust assets.

The assets of each Plan are segregated within the accounts of the Master Trust. The market value of the assets held in the Master Trust as of December 31 are as follows:
	2000	1999

Accrued Interest and Dividends	$80,556	$112,480
Marshall Money Market Fund	16,209,370	747,163
M&I Stable Principal Fund	9,094,687	8,392,682
Common Stock	30,246,140	50,574,335
American Century Balanced Fund	6,329,751	5,992,879
Northern Capital Equity Fund	19,950,311	21,033,982
Fidelity Advisor Growth Fund	7,267,160	9,915,333
Templeton Foreign Fund	1,683,388	1,876,244
Regal-Beloit Corporation Master Trust	642,157	798,639
Fixed Income Securities	4,197,569	3,436,759
Participant Loans	601,233	575,375
Total Assets of the Master Trust	$96,302,322	$103,445,851
The Marshall Money Market Fund is controlled by Marshall & Ilsley Corporation, the parent company of the Trustee. The M&I Stable Principal Fund is a collective investment fund operated by the Trustee.

Allocations of assets of the Master Trust to participating plans as of December 31 are as follows:
	2000		1999
	Amount	%	Amount	%

Salaried Employees' Pension Plan	$35,371,584	36.8%	$38,173,087	36.9%
Wausau Hourly Pension Plan	15,317,794	15.9	16,656,441	16.1
Hourly 401(k) Savings Plan	10,621,865	11.0	10,237,203	9.9
Salaried Employees' 401(k) Savings Plan	34,991,079	36.3	38,389,120	37.1
Total Assets of the Master Trust	$96,302,322	100.0%	$103,455,851	100.0%

Master Trust income and its allocation to the participating plans for the years ended December 31 are as follows:

	2000	1999

Interest and Dividend Income	$759,655	$779,055
Realized Gains, Net	15,451,476	7,458,652
Unrealized (Depreciation) Appreciation in the Fair Value of Investments, Net	(21,815,179))	11,813,826
Total Master Trust (Loss) Income	$(5,604,048)	$20,051,533

	2000	1999

Salaried Employees' Pension Plan	$(1,723,954)	$9,807,212
Wausau Hourly Pension Plan	(745,825)	4,283,402
Hourly 401(k) Savings Plan	(598,674)	1,263,782
Salaried Employees' 401(k) Savings Plan	(2,535,595)	4,697,137
Total Master Trust (Loss) Income	$(5,604,048)	$20,051,533

(4) Guaranteed Investment Contracts-

The M&I Stable Principal Fund consists of guaranteed investment contracts and synthetic guaranteed investment contracts. All investment contracts are fully benefit responsive. Fully benefit-responsive investment contracts are valued at contract value, which represents the principal balance of the investment contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company. The average crediting interest rates for the years ending December 31, 2000 and 1999 were 6.45% and 6.05%, respectively. The funds average yields for 2000 and 1999 were 6.36% and 5.99%, respectively.

The crediting rates for the contacts are fixed or reset either quarterly or annually. There are no limitations or guarantees.

 (5) Plan Participation in the Regal-Beloit Corporation Master Trust- The Plan enables participants to purchase Regal-Beloit Corporation stock through an "Employee Stock Fund." The Plan's investment in Regal-Beloit Corporation stock is commingled with four other Company plans into the Regal-Beloit Corporation Master Trust ("RBC Master Trust"). Investments of the RBC Master Trust are carried at current market value as determined by the Trustee through reference to published data. Fees and expenses relating to investment transactions are allocated by the Trustee to participating plans based on each plan's share of RBC Master Trust assets. Earnings and market adjustments relating to investment transactions are allocated by the Trustee to the participating plans based on each plan's specific share of Master Trust assets.

The assets of the Plan are commingled and are segregated in the accounts of the RBC Master Trust. The market value of the assets held in the RBC Master Trust as of December 31, 2000 and 1999 is as follows:
	2000	1999

Regal-Beloit Corporation Stock	$11,077,280	$13,009,033
Marshall Money Market Fund	139,921	115,702
Accrued Income	77,191	75,700
Pending Trades	-	92,205
Total Assets of the RBC Master Trust	$11,294,392	$13,292,640

Allocations of assets of the RBC Master Trust to participating plans as of December 31, 2000 and 1999 are as follows:

	2000		1999
	Amount	Percent	Amount	Percent
Regal-Beloit Corporation Personal Savings Plan	$5,349,084	47.36%	$6,230,849	46.87%
Regal-Beloit Corporation Profit Sharing Plan	4,628,023	40.98	5,788,543	43.55
Regal-Beloit Corporation Savings and Protection Plan	675,128	5.98	474,609	3.57
Marathon Electric Salaried Employees' 401(k) Savings Plan	510,127	4.52	649,478	4.89
Marathon Electric Hourly 401(k) Savings Plan	132,030	1.16	149,161	1.12
Total assets of the RBC Master Trust	$11,294,392	100.00%	$13,292,640	100.00%

RBC Master Trust loss for the years ended December 31, 2000 and 1999 are as follows:
	2000	1999
Investment Income (Loss)-
Interest and Dividend Income	$319,695	$320,905
Realized Loss, Net	(286,463)	(589,250)
Net Depreciation in Fair Value of Regal-Beloit Corporation Common Stock	(1,957,964)	(769,661)
Total RBC Master Trust Loss	$(1,924,731)	$(1,038,006)
A pro rata portion of this loss has been allocated to the Marathon Electric Master Pension Trust. (6)    Income Tax Status- The Internal Revenue Service has determined and informed the Company by a letter dated December 26, 1995, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe the Plan is currently designed and operating in compliance with applicable requirements of the IRC. Therefore, they believe the Plan is qualified and the related trust remains tax-exempt as of the financial statement date. (7)   Related Party Transactions- Master Trust assets are invested in mutual funds managed by the Trustee. The investment in the Regal-Beloit Company Stock Fund is an investment in the Plan Sponsor. These are not considered prohibited transactions by statutory exemption under ERISA regulations.

Consent of Independent Public Accountants

  To the Plan Administrator of the
Marathon Electric Hourly Employees' 401(k) Savings Plan:

As independent public accountants, we hereby consent to the incorporation of our reports, included and incorporated by reference in this Form 11-K, into the Company's previously filed Form S-8 Registration Statement of Regal-Beloit Corporation, File No. 333-48795.

ARTHUR ANDERSEN LLP
___________________________
ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
June 25, 2001

Marathon Electric
Hourly 401(k) Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, Borrower Lessor, or Similar Party	Description of Investment	Fair Value

Fidelity Funds	Advisor Series II, Growth Opportunities Fund	$1,322,584

Templeton Funds, Inc.	Templeton Foreign Fund CL-1	433,150

American Century Investments	American Century Balanced Investors Fund	1,535,401

Northern Capital, Inc.	Northern Capital Equity Fund	4,646,312

Regal-Beloit Company Stock Fund*	Common Stock of Regal-Beloit Corporation	132,030

Marshall & Ilsley*	M&I Stable Principal Fund	2,552,388
		$10,621,865

*Party-in-interest

The accompanying notes to financial statements are an integral part of this schedule.